

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2020

David Baker
Chief Executive Officer
Vallon Pharmaceuticals, Inc.
Two Logan Square
100 N. 18th Street, Suite 300
Philadelphia, PA 19103

      Re: Vallon Pharmaceuticals, Inc.
          Registration Statement on Form S-1
          Filed October 23, 2020
          File No. 333-249636

Dear Mr. Baker:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Company Overview, page 1

1.   We note your response to prior comment number 1. Please identify and describe the studies and results you intend to rely on for approval using the Section 505(b)(2) pathway, including the identification of the parties that performed the studies. Please also disclose whether the FDA approved the use of the Section 505(b)(2) pathway for ADAIR.

Clinical Development, page 87

2.   We note your disclosure on page 88 that one patient experienced a serious adverse event in the food effect study. Please describe the serious adverse event and whether it was assessed as drug-related.

David Baker
Vallon Pharmaceuticals, Inc.
November 5, 2020
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kaoru C. Suzuki, Esq.